

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 6, 2009

<u>VIA U.S. MAIL</u>

Mr. Stephen G. Bassett
Axcelis Technologies, Inc.
Executive Vice President and Chief Financial Officer
108 Cherry Hill Drive
Beverly, MA 01915

      **RE: Axcelis Technologies, Inc.
             Form 10-K for the fiscal year ended December 31, 2007
             Filed March 17, 2008
             File No. 000-30941**

Dear Mr. Bassett:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Brian Cascio
                  Accounting Branch Chief